SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                               AMENDMENT NO. 2

                                     TO

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                             Genzyme Corporation
                              (Name of Issuer)

                                Common Stock
                       (Title of class of securities)

                                 372917 10 4
                               (CUSIP number)

                               Marc L. Berman
                           Swiss Bank Corporation
                           141 West Jackson Blvd.
                           Chicago, Illinois 60604
                               (312) 554-5377
               (Name, address and telephone number of persons
              authorized to receive notices and communications)

                              December 9, 1996
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement
   [  ].

                       (continued on following pages)

                             (Page 1 of 5 Pages)





   CUSIP No. 372917 10 4    13D                       Page 2 of 5 Pages


        1    Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons
                  Swiss Bank Corporation (13-5424347)

        2    Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3     SEC Use Only


        4    Source of Funds
                  OO

        5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

        6    Citizenship or Place of Organization
                            Swiss banking corporation

             Number of Shares Beneficially Owned by each Reporting Person with

        7    Sole Voting Power
                                           0
                                     -----------------------
        8     Shared Voting Power
                                   4,531,470
                                 -------------
        9    Sole Dispositive Power
                                           0
                                 -----------------
        10   Shared Dispositive Power
                                   4,531,470
                                 -------------
        11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   4,531,470
                                 -------------
        12   Check  Box  if the  Aggregate  Amount in  Row  (11) Excludes
             Certain Shares  [ ]

        13   Percent of Class Represented by Amount in Row (11)
                                       6.31%
                                 -------------
        14   Type of Reporting Person
                  BK






                                SCHEDULE 13D

        ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock (the "Common Stock") of Genzyme Corporation, a Massachusetts corporation ("Genzyme"). The address of Genzyme s principal executive offices is One Kendall Square, Cambridge, Massachusetts 02139.

        ITEM 2.  IDENTIFY AND BACKGROUND.

        This Schedule 13D is filed by:

             Swiss Bank Corporation ( SBC )
             Aeschemplatz CH-4002
             Basel
             Switzerland

        Only the items and portions of items that have changed materially since the filing by SBC of its original Schedule 13D with respect to the Common Stock are being amended hereby.





   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of December 11, 1996:

        (a) SBC was the beneficial owner of an aggregate of 4,531,470 shares of Common Stock, which constituted 6.31% of the outstanding shares of Common Stock based upon the most recent publicly available information regarding Genzyme.

        (b) SBC had shared power to vote (or to direct the vote) and shared power to dispose (or direct the disposition) of an aggregate of 4,531,470 shares.

        (c) Schedule B describes each of the transactions in options to purchase Common Stock that were affected since August
             28,  1996.    All transactions in Common Stock occurred on the
             NASDAQ National Market System, Chicago Stock Exchange, Instinet and/or directly with buying and selling brokers.















                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                 SWISS BANK CORPORATION



   December 19, 1996             By:  /S/ Mario Cueni
                                     --------------------------------

                                 Its:     Legal Advisor
                                     --------------------------------


                                 By:  /S/ Martin Weber
                                    ---------------------------------

                                 Its:     Legal Advisor
                                     --------------------------------






































                                 SCHEDULE B

                       OPTIONS TO PURCHASE COMMON STOCK
                   PURCHASED AND SOLD SINCE AUGUST 28, 1996

           Transaction    Trade Date    Options       Unit Price

           BY               10/29/96     1,000           0.1875


















           BY:
           Purchase























